Exhibit 3.4

TENTH RESTATED ARTICLES OF INCORPORATION

OF

MICROFIELD GROUP, INC.

These Tenth Restated Articles of Incorporation shall supersede the previously existing Ninth Restated Articles of Incorporation and all amendments thereto:

ARTICLE I

The name of the corporation is EnergyConnect Group, Inc. (the "Corporation").

ARTICLE II

A.     The aggregate number of shares which the Corporation shall have authority to issue is 125,000,000 shares of common stock ("Common Stock") and 10,000,000 shares of preferred stock ("Preferred Stock").

B.     Holders of Common Stock are entitled to one vote per share on any matter submitted to the shareholders. On dissolution of the Corporation, after any preferential amount with respect to Preferred Stock has been paid or set aside, the holders of Common Stock and the holders of any series of Preferred Stock entitled to participate in the distribution of assets are entitled to receive the net assets of the Corporation.

C.     The Board of Directors is authorized, subject to limitations prescribed by the Oregon Business Corporation Act as amended from time to time (the "Act") and the provisions of this Article II, to provide for the issuance of the shares of Preferred Stock in series, and by filing articles of amendment effective without shareholder approval pursuant to the Act, to establish from time to time the number of shares to be included in each series, and to determine the designation, relative rights, preferences and limitations of the shares of each series. The authority of the Board of Directors with respect to each series shall include determination of the following:

(1)     The number of shares in and the distinguishing designation of that series;

(2)     Whether shares of that series shall have full, special, conditional, limited or no voting rights, except to the extent otherwise provided by the Act;

(3)     Whether shares of that series shall be convertible and the terms and conditions of the conversion, including provision for adjustment of the conversion rate under circumstances determined by the Board of Directors;

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(4)     Whether shares of that series shall be redeemable and the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions or at different redemption dates;

(5)     The dividend rate, if any, on shares of that series, the manner of calculating any dividends and the preferences of any dividends;

(6)     The rights of shares of that series in the event of voluntary or involuntary dissolution of the Corporation and the rights of priority of that series relative to the Common Stock and any other series of Preferred Stock on the distribution of assets on dissolution; and

(7)     Any other relative rights, preferences and limitations of that series that are permitted by law to vary.

D. The series of Preferred Stock designated as Series 1 Preferred Stock in the Fifth Restated Articles was never issued and is hereby canceled.

ARTICLE III

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director; provided that this Article III shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Act. No amendment to the Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of such amendment.

ARTICLE IV

The Corporation elects to waive preemptive rights.

ARTICLE V

In determining whether the Corporation has sufficient assets to repurchase shares of Common Stock from its employees or consultants to the extent permitted by any applicable stock restriction or vesting agreements such determination shall be made and any distribution to such shareholders may be made regardless of whether the Corporation's net assets, after giving effect to the distribution, would be sufficient, if the Corporation were to be dissolved as of the date of the distribution, to satisfy the preferential rights of the holders of Preferred Stock.

ARTICLE VI

The Corporation shall indemnify to the fullest extent permitted by law any director or officer of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the

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person is or was a director, officer, employee or agent of the Corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plans of the Corporation or serves or served at the request of the Corporation as a director, officer, employee or agent or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay for or reimburse the reasonable expenses incurred by any such director or officer in any such proceeding in advance of the final disposition of the proceeding if the director or officer sets forth in writing (i) his or her good faith belief that he or she is entitled to indemnification under this Article VI and (ii) his or her agreement to repay all advances if it is ultimately determined that he or she is not entitled to indemnification under this Article VI. No amendment to this Article VI that limits the Corporation's obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date notice of the amendment is given to the director or officer. This Article shall not be deemed exclusive of any other provisions for indemnification of directors, officers, employees, agents and fiduciaries that may be included in any statute, bylaw, agreement, general or specific action of the Board of Directors, vote of shareholders or other document or arrangement.

APPROVED BY THE SHAREHOLDERS on September 24, 2008.

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